Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Items 12.6-12.10 of Annual Form (“Formulário de Referência”)

Item 1
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

In compliance with the information required by article 10 of CVM Instruction nr 481/2009, Ultrapar Participações S.A. (“Ultrapar” or “Company”) presents below the information required in items 12.6 to 12.10 of its annual form (“Formulário de Referência”).

12.6.	Information about the members of the Board of Directors and management

Board of Directors

Name	Age	Profession	CPF	Elective position held	Election and investiture date	Term of office	Other positions held in the issuer	Elected by the controlling shareholder
Paulo Guilherme Aguiar Cunha	70	Engineer	008.255.498-68	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Lucio de Castro Andrade Filho	65	Engineer	061.094.708-72	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Ana Maria Levy Villela Igel	67	Translator and interpreter	513.400.208-82	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Renato Ochman	50	Lawyer	375.739.690-15	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	No

Nildemar Secches	61	Engineer	589.461.528-34	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Paulo Vieira Belotti	77	Engineer	001.388.357-72	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Olavo Egydio Monteiro de Carvalho	68	Engineer	007.260.107-82	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	Yes

Luis Carlos Teixeira	62	Adman	048.344.108-20	Member of the Board of Directors	4/28/10	Until 2011 AGM	-	No

Officers

Name	Age	Profession	CPF	Elective position held	Election and investiture date	Term of office	Other positions held in the issuer	Elected by the controlling shareholder
Pedro Wongtschowski	64	Engineer	385.585.058-53	Chief Executive Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

André Covre	39	Business administrator	130.335.108-09	Chief Financial and Investor Relations Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

João Benjamin Parolin	51	Engineer	029.320.368-74	Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

Pedro Jorge Filho	56	Engineer	822.913.308-53	Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

Leocadio de Almeida Antunes Filho	59	Economist	206.129.230-53	Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

Ricardo Isaac Catran	55	Engineer	597.657.207-34	Officer	5/5/10	Until 2011 AGM	Director of subsidiaries	No

Fiscal Council

Name	Age	Profession	CPF	Elective position held	Election and investiture date	Term of office	Other positions held in the issuer	Elected by the controlling shareholder
Wolfgang Eberhard Rohrbach	69	Economist	016.771.448-15	Member of Fiscal Council	4/28/10	Until 2011 AGM	-	No

Antonio Carlos Ramos Pereira	57	Teacher	129.516.926-68	Member of Fiscal Council	4/28/10	Until 2011 AGM	-	No

Flavio César Maia Luz	58	Engineer	636.622.138-34	Member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

Mario Probst	56	Business administrator and accountant	029.415.318-74	Member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

Raul Murgel Braga	85	Lawyer	004.612.707-06	Member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

Tânia Maria Camilo	48	Lawyer	726.204.557-15	Alternate member of Fiscal Council	4/28/10	Until 2011 AGM	-	No

Sérgio Paulo Silva	66	Bank employee	011.664.506-78	Alternate member of Fiscal Council	4/28/10	Until 2011 AGM	-	No

Márcio Augustus Ribeiro	55	Engineer	006.211.088-80	Alternate member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

Katuyoshi Utiyama	68	Engineer	065.361.828-04	Alternate member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

Pedro Ozires Predeus	66	Accountant	005.474.508-00	Alternate member of Fiscal Council	4/28/10	Until 2011 AGM	-	Yes

12.7.
Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not established by the Bylaws

Not applicable.

12.8.	Information about the management and members of the Fiscal Council, providing:

a.	Résumé

i.	Main professional experience over the last 5 years:

Board of Directors

Paulo Guilherme Aguiar Cunha

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Executive Officer (1981-2006) • Chairman of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. – Participações	• Chairman of the Board of Directors (1999-current)	Controlling shareholder of Ultrapar
ABIQUIM – Associação Brasileira da Indústria Química	• Vice-President (1983-2006)	Chemical industry association
FIESP – Federação das Indústrias do Estado de São Paulo	• Member of the Superior Council of Economy (1986-current) • Member of the Consultative Council of Industry (1999-current) • Member of the Strategic Superior Council (2008-current)	Association for economic and industrial sectors
Monteiro Aranha S.A.	• Member of the Board of Directors (1997-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Insper – IBMEC São Paulo	• Board member of the Consultative Council (1999-current)	Education
IPT– Instituto de Pesquisas Tecnológicas	• Member of the Board (2000-2006) • Member of the Board (2007-current)	Technological research institute
PUC – RJ	• Member of the Development Board (2004-current)	Education
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Founder and member of the Board of Directors (1990-current)	Education

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Vice-President (1982-2006) • Vice-chairman of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. – Participações	• Officer (1982-2010) • Member of the Board of Directors (1982-current)	Controlling shareholder of Ultrapar
Ultragaz Participações Ltda.	• Officer (1994-2007)	Holding (part of the Company’s economic group)
Ultracargo – Operações Logísticas e Participações Ltda	• Officer (1997-2007)	Holding (part of the Company’s economic group)
Oxiteno Nordeste S.A – Indústria e Comércio	• Member of the Board of Directors (1997-2007)	Chemical industry (part of the Company’s economic group)

Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (1988-2007, elected Chairman in 2006)	Storage for liquid bulk cargo (part of the Company’s economic group)
Associação Arte Despertar	• Board member of the Consultative Council (2005-2009)	Education
Green Capital	• Board member of the Consultative Council (2009-current)	Management of private equity funds

Ana Maria Levy Villela Igel

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1999-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. – Participações	• Member of the Board of Directors (1988-current)	Controlling shareholder of Ultrapar
Associação Bi Cultural Alumni	• Counselor and Vice-President (1991-2007)	Education
Ação Comunitária do Brasil	• President (2006-2009)	Education and Culture

Renato Ochman

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2001-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Grendene S.A.	• Member of the Board of Directors (2004-current)	Synthetic footwear company
Ochman, Real Amadeo Advogados Associados	• Partner	Law firm
GVLaw/Fundação Getulio Vargas/SP	• Visiting Professor	Education
Escola Graduada de São Paulo – Graded School	• Member of the Board	Education
Ordem dos Advogados do Brasil , in the states of São Paulo and Rio Grande do Sul	• Member	The Brazilian Lawyers Association

Nildemar Secches

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Empresas Perdigão (current Brasil Foods S.A.)	• Chief Executive Officer (1995-2008) • Chairman of the Board of Directors (2007-current)	Food industry
Weg S.A.	• Member of the Board of Directors (1997-current, and Chairman of the Board of Directors from October 2004 to April 2008)	Manufacturing and trading of engines, electrical equipment and coatings
Suzano Papel e Celulose	• Member of the Board of Directors (2008-current)	Pulp and paper industry
Grupo Iochpe-Maxion Holding Industrial	• Member of the Board of Directors (2004-2010)	Industrial holding

Paulo Vieira Belotti

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (1998-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo

Olavo Egydio Monteiro de Carvalho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Associação Comercial do Rio de Janeiro	• President (2005-2009)	Trade association
Conselho Empresarial Rio 2016	• President of the Board (2007-current)	Leadership among businesspeople to raise funds and support the election of Rio de Janeiro as the host city of 2016 Olympic games
Monteiro Aranha S.A.	• Chairman of the Board of Directors (1996-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Geociclo Biotecnologia S.A.	• Chairman of the Board of Directors (current)	Company dedicated to environmental solutions for the treatment of organic and minerals wastes, producing organic fertilizers
Conselho Municipal de Desenvolvimento - COMUDES	• Member of the Board (2009-current)
Institution focused on the discussion and the improvement of projects that aim at the economic and social development of the city of Rio de Janeiro and on the monitoring of the implementation of these projects

Klabin S.A.	• Member of the Board of Directors (1979-current)	Production, export and recycling of paper

Luis Carlos Teixeira

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Board of Directors (2008-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Companhia Brasileira de Petróleo Ipiranga	• Member of the Board of Directors (2007)	Fuel distribution (part of the Company’s economic group)
Bunge S.A.	• Member of the Fiscal Council (2004-2006)	Food segment
Universidade dos Trabalhadores da América Latina – Caracas – Venezuela	• Instructor (1991-current)	Education
Federação dos Bancários dos Estados de São Paulo e Mato Grosso do Sul	• Counselor (2004-current)	State bank employees association
Central Latino Americana de Trabalhadores – CLAT	• Member of the Consultative Council (2004-current)	Trade union organization
Sindicato dos Bancários de Ribeirão Preto e Região	• Officer (2006-current)	Bank employees union
Fundo de pensão dos funcionários do Banco do Brasil – PREVI	• Member of the Board of Directors (2006-current)	Pension plan entity for employees of Banco do Brasil

Federação Latinoamericana dos Trabalhadores Bancários	• Member of the Board of Directors (2007-current)	National bank employees association
Instituto de Promoção Social – IPROS	• Member of the Fiscal Council (2007-current)	Social assistance organization
União Geral de Trabalhadores – UGT	• Banking sector Director (2007-current)	Workers association

Officers

Pedro Wongtschowski

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Executive Officer (2007-current) • Member of the Board of Directors (current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ultra S.A. - Participações	• Officer (current)	Controlling shareholder of Ultrapar
Ultraprev	• Member of the Board of Directors (1989-2006)	Pension Fund for Ultrapar employees
Oxiteno S.A. Indústria e Comércio	• Officer (1992-2006)	Chemical industry (part of the Company’s economic group)
Oxiteno Nordeste S.A. – Indústria e Comércio	• Officer (1992-2006)	Chemical industry (part of the Company’s economic group)
Cia. Ultragaz S.A.	• Member of the Board of Directors (current)	LPG distribution (part of the Company’s economic group)
Bahiana Distribuidora de Gás Ltda.	• Officer (current)	LPG distribution (part of the Company’s economic group)
Ultracargo Operações Logísticas e Participações S.A.	• Chief Executive Officer (current)	Holding (part of the Company’s economic group)
Terminal Químico de Aratu S.A. - Tequimar	• Chairman of the Board of Directors (current)	Storage for liquid bulk cargo (part of the Company’s economic group)
Melamina Ultra S.A. – Indústria Química	• Chairman of the Board of Directors (current) • Officer (current)	Chemical industry (part of the Company’s economic group)
Ipiranga Produtos de Petróleo S.A.	• Member of the Board of Directors (current)	Fuel distribution (part of the Company’s economic group)
Imaven Imóveis Ltda.	• Officer (current)	Real estate company for Ultrapar’s assets (part of the Company’s economic group)
ABEQ – Associação Brasileira de Engenharia Química	• Member of the Board (current)	Chemical engineering association
ABIQUIM – Associação Brasileira da Indústria Química	• Vice-President of the Board of Directors (current)	Chemical industry association
APLA – Associação Química e Petroquímica Latino Americana	• Vice-President (current)	Chemical and petrochemical industry association

André Covre

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Chief Financial and Investor Relations Officer (2007-current) • Corporate Planning and Investor Relations Director (2003-2007)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Cia. Ultragaz S.A.	• Member of the Board of Directors (current)	LPG distribution (part of the Company’s economic group)

Ultracargo Operações Logísticas e Participações S.A.	• Officer (current)	Holding (part of the Company’s economic group)
Terminal Químico de Aratu S.A. - Tequimar	• Member of the Board of Directors (current)	Storage for liquid bulk cargo (part of the Company’s economic group)
Oxiteno Nordeste S.A. – Indústria e Comércio	• Member of the Board of Directors (current)	Chemical industry (part of the Company’s economic group)
Melamina Ultra S.A. – Indústria Química	• Member of the Board of Directors (current)	Chemical industry (part of the Company’s economic group)
Ipiranga Produtos de Petróleo S.A.	• Member of the Board of Directors (current)	Fuel distribution (part of the Company’s economic group)
Imaven Imóveis Ltda.	• Officer (current)	Real estate company for Ultrapar’s assets (part of the Company’s economic group)
Latin American Corporate Governance Roundtable’s Companies Circle	• Chairman (2008-current)
Study group sponsored by the Organization for Economic Co-operation and Development – OECD, with cooperation from the International Finance Corporation – IFC and BM&FBovespa, aiming at developing corporate governance in Latin America

João Benjamin Parolin

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Officer (2007- current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Oxiteno S.A. Indústria e Comércio	• Officer (current)	Chemical industry (part of the Company’s economic group)
Oxiteno Nordeste S.A. – Indústria e Comércio	• Member of the Board of Directors (current) • Officer (current)	Chemical industry (part of the Company’s economic group)
Cia. Ultragaz S.A.	• Member of the Board of Directors (current)	LPG distribution (part of the Company’s economic group)
Terminal Químico de Aratu S.A. - Tequimar	• Member of the Board of Directors (current)	Storage for liquid bulk cargo (part of the Company’s economic group)
Oleoquímica Indústria e Comércio de Produtos Químicos	• Officer (current)	Chemical industry (part of the Company’s economic group)
Imaven Imóveis Ltda.	• Officer (current)	Real estate company for Ultrapar’s assets (part of the Company’s economic group)

Pedro Jorge Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Officer (2005- current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Sindicato Nacional das Empresas Distribuidoras de Gás Liquefeito de Petróleo	• Officer (current)	LPG distributors trade association
AIGLP – Associación Iberoamericana de Gás Licuado de Petróleo	• Officer (current)	Trade association
World LP Gás Association – Paris – FR	• Vice-President (current)	LPG distributors world association

Bahiana Distribuidora de Gás Ltda.	• Officer (current)	LPG distribution (part of the Company’s economic group)
Utingás Armazenadora de Gás S.A.	• Officer (current)	Storage services provider (part of the Company’s economic group)
Cia.Ultragaz S.A.	• Officer • Member of the Board of Directors (current)	LPG distribution (part of the Company’s economic group)
Imaven Imóveis Ltda.	• Officer (current)	Real estate company for Ultrapar’s assets (part of the Company’s economic group)
Plenogás Distribuidora de Gás S.A.	• Officer (current)	Related part of the Company’s economic group
Metalúrgica Plus S.A.	• Officer (current)	Related part of the Company’s economic group
Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (current)	Storage for liquid bulk cargo (part of the Company’s economic group)
Oxiteno Nordeste S.A. Indústria e Comércio	• Member of the Board of Directors (current)	Chemical industry (part of the Company’s economic group)

Leocadio de Almeida Antunes Filho

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Officer (2008-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Ipiranga Produtos de Petróleo S.A.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Ipiranga Logística Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Isa-Sul Administração e Participações Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Centro de Conveniências Milenium Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Comercial Farroupilha Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Tropical Transportes Ipiranga Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Sociedade Anônima Galena-Signal	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Conveniências Ipiranga Norte Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
Ipiranga Imobiliária Ltda.	• Officer (current)	Fuel distribution (part of the Company’s economic group)
AM/PM Comestíveis Ltda.	• Officer (current)	Fuel distribution (part of the company’s economic group)
Cia. Ultragaz S.A.	• Member of the Board of Directors (current)	LPG distribution (part of the Company’s economic group)
Terminal Químico de Aratu S.A. – Tequimar	• Member of the Board of Directors (current)	Storage for liquid bulk cargo (part of the Company’s economic group)
Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes	• Vice-President (current)	Fuel distributors trade association

Ricardo Issac Catran

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Officer (current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo

Ultracargo – Operações Logísticas e Participações Ltda	• Officer (2008-current) • Officer (current)	Holding (part of the Company’s economic group)
Terminal Químico de Aratu S.A. – Tequimar	• Officer (2003-2006)	Storage for liquid bulk cargo (part of the Company’s economic group)
Transultra – Armazenamento e Transporte Especializado Ltda.	• Officer (current)	Storage and transportation (part of the Company’s economic group)
Petrolog Serviços e Armazéns Gerais Ltda.	• Officer (current)	Storage and logistics (part of the Company’s economic group)

Fiscal Council

Effective (non-alternate) members

Wolfgang Eberhard Rohrbach

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Monteiro Aranha S.A.	• Investment controller	Holding company with shareholding position higher than 5% of the Company’s common shares
Klabin S.A.	• Member of the Fiscal Council (1980-current)	Production, export and recycling of paper

Antonio Carlos Ramos Pereira

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Câmara Municipal de Belo Horizonte	• Alderman (2003-2008)	Government
PBH/Compur	• Member of the Board of Directors (2005-2007) • Alternate member of the Board of Directors (2008)	Council of the city of Belo Horizonte (in the state of Minas Gerais) for Urban Policy

Flavio César Maia Luz

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• President of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Cofra Latin America – Grupo C&A	• Corporate and Financial Vice-president (2001-current)	Apparel segment – retail
Banco Ibi S.A.	• Chief Executive Officer (2009)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Redevco do Brasil	• Chief Executive Officer (2006-2007)	Real estate company with businesses in the allotment, residential buildings, commercial complexes and malls segments

Mario Probst

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Odontoprev S.A.	• Member of the Fiscal Council (current)	Publicly traded company that provides dental plans
Gafisa S.A.	• Secretary of the Audit Committee	Publicly traded company involved in the real estate sector
Banco Ibi S.A.	• Alternate member of the Fiscal Council (current)	Multiple bank with authorization to operate with the commercial and credit portfolios, finance and investment
Companhia Brasileira de Distribuição	• Member of the Fiscal Council (current)	Publicly traded company in the retail sector
KPMG Auditores Independentes	• Partner, currently retired	Auditing

Raul Murgel Braga

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Globex Utilidades S.A.	• President of the Fiscal Council (until 2005)	Publicly traded company with retail activities
-	• Lawyer	-

Alternate members

Tânia Maria Camilo

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2006-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Monteiro Aranha S.A.	• Legal manager (1991-current)	Holding company with shareholding position higher than 5% of the Company’s common shares
Klabin S.A.	• Alternate member of the Fiscal Council (2006-current)	Production, export and recycling of paper
Fundação São Joaquim de Assistência Social	• Member of the Consultative Council (2008-current)	Nonprofit social assistance organization

Sérgio Paulo Silva

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
CPFL Energia S.A.	• Member of the Fiscal Council (2003-2005)	Company that operates in the electricity distribution segment
Usiminas S.A.	• Alternate member of the Fiscal Council	Publicly traded company that operates in steel sector
Banco Popular do Brasil	• Alternate member of the Fiscal Council	Financial institution aiming at low income people
Comitê de Solidariedade dos funcionários do Banco do Brasil	• Member of the Board (1998-current)	Social assistance organization

Cooperforte Ltda.	• Manager (1998-current)	Savings and mutual credit cooperative of the employees of Federal Public Financial Institutions
IBGC – Instituto Brasileiro de Governança Corporativa	• Partner	Organization dedicated to promoting corporate governance in Brazil
CASSI – Caixa de Assistência dos Funcionários do Banco do Brasil	• Member of the Board	Nonprofit organization that manages health plans

 Márcio Augustus Ribeiro

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Frigorífico Prieto Ltda	• Administration and finance director (2008-current)	Food segment
Sobral Invicta S.A.	• Administration and finance director (2002-2008)	House wares

Katuyoshi Utiyama

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
-	• Management consultant	-

Pedro Ozires Predeus

Company	Position	Main activity of the company
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Company engaged in fuel distribution, production of chemicals and logistics services for liquid bulk cargo
Grupo Iochpe-Maxion	• Member of the Audit Committee	Industrial holding
PriceWaterhouseCoopers	• Retired partner	Audit
Aços Villares from Grupo Gerdau	• Member of the Fiscal Council	Publicly traded company that operates in steel sector
Total Alimentos	• Member of the Fiscal Council	Food segment
-	• Member of Deliberative and Fiscal Council	Religious and social assistance organization

ii.	management positions, currently of formerly held, in publicly traded companies

Board of Directors

Paulo Guilherme Aguiar Cunha

-	Ultrapar Participações S.A. - Chief Executive Officer, President of the Board of Directors
-	Monteiro Aranha S.A. - Member of the Board of Directors
-	Melamina Ultra S.A. - Officer
-	Oxiteno S.A. Indústria e Comércio - Officer, Chief Executive Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Officer, Chief Executive Officer
-	BNDES Participações S.A. (BNDESPAR) - Member of the Board of Directors
-	COPENE – Petroquímica do Nordeste S.A. - Member of the Board of Directors
-	CSN - Cia Siderúrgica Nacional - Member of the Board of Directors

Lucio de Castro Andrade Filho

-	Ultrapar Participações S.A. - Vice-President, Vice-chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Alternate member of the Board of Directors, Member of the Board of Directors
-	Ultraquímica Participações S.A. - Vice-chairman of the Board of Directors
-	Terminal Químico de Aratu S.A. - Tequimar - Member of the Board of Directors, Chairman of the Board of Directors

Ana Maria Levy Villela Igel

-	Ultrapar Participações S.A. - Member of the Board of Directors

Renato Ochman

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Grendene S.A. - Member of the Board of Directors

Nildemar Secches
-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Empresas Perdigão (current Brasil Foods S.A.) - Chief Executive Officer, Chairman of the Board of Directors
-	Weg S.A. - Member of the Board of Directors
-	Suzano Papel e Celulose S.A. - Member of the Board of Directors
-	Grupo Iochpe-Maxion Holding Industrial - Corporate Director and Member of the Board of Directors

Paulo Vieira Belotti

-	Ultrapar Participações S.A. - Member of the Board of Directors
-	Petrobras Distribuidora S.A. - President
-	Petroquisa - Petrobras Química S.A. - President
-	Petróleo Brasileiro S.A. (Petrobras) - Officer
-	Nordon Indústrias Metalúrgicas S.A. - Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Olavo Egydio Monteiro de Carvalho

-	Ultrapar Participações S.A.- Member of the Board of Directors
-	Klabin S.A. - Member of the Board of Directors
-	Monteiro Aranha S.A - Chairman of the Board of Directors
-	Ericsson Telecomunicações S.A - Chairman of the Board of Directors
-	Matel Tecnologia de Teleinformática S.A. (MATEC) - Chairman of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Luis Carlos Teixeira

-	Ultrapar Participações S.A.- Member of the Board of Directors
-	Bunge S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Petróleo Ipiranga - Member of the Board of Directors
-	Banco do Brasil - Trade union Auditor, Coordinator /Instructor, Technical assistant

Officers

Pedro Wongtschowski

-	Ultrapar Participações S.A. - Officer, Chief Executive Officer
-	Ultraquímica Participações S.A. - Officer, Member of the Board of Directors
-	Oxiteno S.A. Indústria e Comércio - Officer
-	Oxiteno Nordeste S.A. Indústria e Comércio - Officer, Member of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors
-	Companhia Brasileira de Petróleo Ipiranga - President of the Board of Directors
-	Cia Ultragaz S.A. - Member of the Board of Directors

André Covre

-	Ultrapar Participações S.A. - Chief Financial and Investor Relations Officer, Corporate Planning and Investor Relations Director
-	Cia.Ultragaz S.A. - Member of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors
-	Companhia Brasileira de Petróleo Ipiranga - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors
-	ABN AMRO Capital (Netherlands) - Officer
-	Pepsi Cola Engarrafadora (Brazil) - Treasury manager

João Benjamin Parolin

-	Ultrapar Participações S.A. - Officer
-	Oxiteno S.A Indústria e Comércio - Officer, Sales Director
-	Oxiteno Nordeste S.A. Indústria e Comércio - Officer, Member of the Board of Directors
-	Cia. Ultragaz S.A. - Member of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors

Pedro Jorge Filho

-	Ultrapar Participações S.A. - Officer
-	Utingás Armazenadora S.A. - Officer
-	Cia.Ultragaz S.A. - Officer, Member of the Board of Directors
-	Plenogás Distribuidora de Gás S.A. - Officer
-	Metalúrgica Plus S.A. - Officer
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors
-	Oxiteno Nordeste S.A. Indústria e Comércio - Member of the Board of Directors

Leocadio de Almeida Antunes Filho

-	Ultrapar Participações S.A. - Officer
-	Fertisul S.A. - Sales Director
-	Ipiranga Serrana Fertilizantes S.A. - Officer
-	Companhia Brasileira de Petróleo Ipiranga - Officer
-	Cia. Ultragaz S.A. - Member of the Board of Directors
-	Terminal Químico de Aratu S.A. – Tequimar - Member of the Board of Directors

Ricardo Isaac Catran

-	Ultrapar Participações S.A. - Officer
-	Terminal Químico de Aratu S.A. – Tequimar - Sales Director

Fiscal Council

Wolfgang Eberhard Rohrbach

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Klabin S.A.- Member of the Fiscal Council
-	Monteiro Aranha S.A. - Investment Controller
-	Oxiteno S.A. Indústria e Comércio - Member of the Fiscal Council

Antonio Carlos Ramos Pereira

-	Ultrapar Participações S.A. - Member of the Fiscal Council

Flavio César Maia Luz

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Eletropaulo S.A. - Executive Officer, Vice-president of the Board of Directors
-	Duratex S.A. - Vice-President

Mario Probst

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Gafisa S.A. - Secretary of the Audit Committee
-	Banco Ibi S.A. - Alternate member of the Fiscal Council
-	Odontoprev S.A. - Member of the Fiscal Council
-	Companhia Brasileira de Distribuição - Member of the Fiscal Council

Raul Murgel Braga

-	Ultrapar Participações S.A. - Member of the Fiscal Council
-	Globex Utilidades S.A. - President of the Fiscal Council
-	Oxiteno S.A. Indústria e Comércio - Member of the Board of Directors

Alternate members of the Fiscal Council

Tânia Maria Camilo

-	Ultrapar Participações S.A.- Alternate member of the Fiscal Council
-	Klabin S.A. - Alternate member of the Fiscal Council
-	Monteiro Aranha S.A. - Legal manager

Sérgio Paulo Silva

-	Ultrapar Participações S.A.- Alternate member of the Fiscal Council
-	CPFL Energia S.A. - Member of the Fiscal Council
-	Usiminas S.A. - Alternate member of the Fiscal Council

Márcio Augustus Ribeiro

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Sobral Invicta S.A. - Administration and finance director

Katuyoshi Utiyama

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council , executive positions

Pedro Ozires Predeus

-	Ultrapar Participações S.A. - Alternate member of the Fiscal Council
-	Grupo Iochpe-Maxion - Member of the Audit Committee
-	Aços Villares from Grupo Gerdau - Member of the Fiscal Council

b.	Events which have occurred over the last 5 years, related to:

i.	any criminal sentence
ii.	any sentence in administrative proceeding by CVM and the penalties applied
iii.	any final and unappealable sentence, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

Management and members of Fiscal Council informed the Company that there were no criminal sentences, in administrative proceeding by CVM or any other legal or administrative sentence that has suspended their ability or unqualified them to perform any professional or business activity.

12.9.	Marital relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors
Not applicable.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect
Not applicable.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders
Family relationships between the Company’s or its subsidiaries’ officers and directors, whether direct or indirect, and the Company’s direct or indirect controlling shareholders are shown below:

Paulo Guilherme Aguiar Cunha

Name	Family relationship	Company's name
Ana Paula de Queiroz Cunha	Daughter	Ultra S.A. Participações shareholder
Pedro Augusto de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Guilherme de Queiroz Cunha	Son	Ultra S.A. Participações shareholder
Eduardo Queiroz Cunha	Son	Ultra S.A. Participações shareholder

Lucio de Castro Andrade Filho

Name	Family relationship	Company's name
Ana Maria Levy Villela Igel	Mother-in-law	Ultra S.A. Participações shareholder
Joyce Igel de Castro Andrade	Wife	Ultra S.A. Participações shareholder
Roberto de Castro Andrade	Son	Ultra S.A. Participações shareholder
Betina de Castro Andrade Gasparian	Daughter	Ultra S.A. Participações shareholder
Rogério Igel	Brother-in-law	Ultra S.A. Participações shareholder
Márcia Igel Joppert	Sister-in-law	Ultra S.A. Participações shareholder
Fábio Igel	Brother-in-law	Ultra S.A. Participações shareholder

Ana Maria Levy Villela Igel

Name	Family relationship	Company's name
Lucio de Castro Andrade Filho	Son-in-law	Ultra S.A. Participações shareholder
Fábio Igel	Son	Ultra S.A. Participações shareholder
Márcia Igel Joppert	Stepdaughter	Ultra S.A. Participações shareholder
Rogério Igel	Stepson	Ultra S.A. Participações shareholder
Joyce Igel de Castro Andrade	Stepdaughter	Ultra S.A. Participações shareholder

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect
Not applicable.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries
The member of the Board of Directors Paulo Vieira Belotti provided consulting services to the subsidiaries Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio in the last 3 fiscal years.

Ultrapar’s officers are also directors in some Company’s subsidiaries. See “Item 12.8.a.i. Information about the management and members of the Fiscal Council” for more information.

b.	any of the Company’s direct or indirect controlling shareholders
The members of the Board of Directors Paulo Guilherme Aguiar Cunha, Lucio de Castro Andrade Filho and Ana Maria Levy Villela Igel and the Company’s Chief Executive Officer, Pedro Wongtschowski, are shareholders of Ultra S.A. Participações, Ultrapar’s controlling shareholder.

Mr. Pedro Wongtschowski is Ultra S.A. Participações’ Director.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer